May 4, 2020

David M. Plattner

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mack-Cali Realty Corporation
PREC14A filed April 23, 2020
File No. 001-13274

Dear Mr. Plattner:

On behalf of Mack-Cali Realty Corporation (the “Company”), and in connection with the Company’s preliminary proxy statement on Schedule PREC14A filed on April 23, 2020 (the “Preliminary Proxy Statement”), I respectfully submit this letter in response to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 30, 2020 (the “Comment Letter”). For convenience of reference, each comment is recited in bold face type and is followed by the Company’s response thereto. Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Preliminary Proxy Statement.

Schedule 14A

General

1.	We note the disclosure that states, “because the Annual Meeting is a contested election as a result of the proxy contest initiated by Bow Street, we are unable to conduct the Annual Meeting as a virtual meeting, as would otherwise be our preference.” While holding a virtual meeting in the context of a contested election may provide logistical challenges, we understand that it is in fact possible. Please revise the disclosure accordingly.

Response:	Our revised Preliminary Proxy Statement includes the following revised disclosure:

“We recognize the difficulty of conducting the Annual Meeting as an in-person meeting during the current COVID-19 crisis, and we are working to identify an independent service provider that can perform virtual meeting hosting services for a contested election so that we can conduct the Annual Meeting as a virtual meeting. We will provide written notice to stockholders at least ten (10) days in advance of the Annual Meeting if we are able to make arrangements to conduct the Annual Meeting as a virtual meeting.”

General Information, page 1

2.	We note the disclosure that states that you intend to mail the Proxy Statement “on or about May 1, 2020.” Please note that, given that your preliminary proxy statement has a filing date of April 23, 2020, the earliest potential date for mailing your definitive proxy statement would be May 3, 2020. Please revise the disclosure accordingly. Please see Rules 14a-6(a) and 14a-6(k) of the Exchange Act, as well as Question 126.03 under the Division of Corporation Finance’s Proxy Rules and Schedules 14A/14C Compliance and Disclosure Interpretations.

Response:	We acknowledge the Staff’s comment and our revised Preliminary Proxy Statement reflects an anticipated mailing date of May 8, 2020, subject to satisfactory resolution of the Staff’s comments in the Comment Letter.

Solicitation and Voting Procedures, page 2

3.	To remove the uncertainty, please revise the statement on page 2 that members of the Board of Directors and certain officers and employees of the Company “may be deemed” participants under applicable regulations.

Response:	Our revised Preliminary Proxy Statement has deleted the reference to “may be deemed” and states that all such persons are participants in accordance with Instruction 3 to Item 4 of Schedule 14A.

4.	Please revise the disclosure on page 4 to explain that under the rules of the NYSE governing brokers’ discretionary authority, to the extent that shareholders receive proxy materials from or on behalf of both the Company and Bow Street, then brokers for such accounts will not be permitted to exercise discretionary authority regarding any of the proposals to be voted on at the 2020 annual meeting, whether “routine” or not.

Response:	We acknowledge the Staff’s comment, but note that Proposal No. 3 is a routine, uncontested matter with respect to which brokers may exercise discretionary authority. We believe the disclosure on page 5 under the heading “Voting Procedures; Quorum and Votes Required” adequately describes the restrictions on brokers under NYSE Rules, as it states: “In contrast, the election of directors as set forth in Proposal No. 1 and the advisory vote to approve executive compensation as set forth in Proposal No. 2 are considered non-discretionary items. This means that brokerage firms that have not received a properly executed proxy card or voting instructions from their clients may not vote on behalf of their clients with respect to Proposals Nos. 1 and 2.”

To address the Staff’s comment, our revised Preliminary Proxy Statement includes additional disclosure on page 4 to add the following disclosure after the sentence that first discusses the voting of shares held in street name:

“Brokers will not be permitted to exercise discretionary authority if they do not receive a properly executed proxy card or voting instructions. See “Voting Procedures; Quorum and Votes Required.””

Background of the Solicitation, page 5

5.	Please disclose whether the various offers by the Company in March and April to include three of the four Bow Street Directors on the Company’s slate involved the inclusion of three directors specified by the Company or three directors of Bow Street’s choosing.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 13, 14 and 16 of the updated Preliminary Proxy Statement to reflect that the Company’s offers to include three of the four Bow Street Directors on the Company’s slate involved three Bow Street Directors identified by the Company. The new disclosure also reflects that, in discussing these offers with Bow Street’s representatives, the Company’s representatives indicated that the fourth Bow Street Director was unacceptable to the Board of Directors due to that individual’s low vote totals at the 2019 Annual Meeting as well as unconstructive conduct as a Board member.

6.	Please provide the basis for the claim on page 14 that the Bow Street Directors decided “to forego the opportunity to be re-nominated on the Company’s slate....”

Response:	In response to the Staff’s comment, the Company respectfully advises the Staff that the Company believes that the Bow Street Directors decided to forego the opportunity to be re-nominated on the Company’s slate by agreeing to be nominated for re-election on Bow Street’s slate.

As disclosed on page 11 of the updated Preliminary Proxy Statement, on January 28, 2020, the Nominating and Corporate Governance Committee of the Board of Directors (the “NCG Committee”), on behalf of the Board, invited each of the Bow Street Directors to join the Company’s slate of nominees for election to the Board at the Annual Meeting. Each of the Bow Street Directors accepted the invitation. However, at the same time, they secretly engaged in discussions with Bow Street regarding joining its slate, and ultimately agreed to join Bow Street’s proxy contest, all without informing the Board or the NCG Committee of their decision. As a result, it was not until Bow Street delivered its formal notice of director nominations on March 12, 2020 that the Board became aware of the Bow Street Directors’ decision to join Bow Street’s slate.

Upon learning about the Bow Street Directors’ decision to join Bow Street’s slate, the Board advised the Bow Street Directors that they could not be nominated for election on both the Company’s slate and Bow Street’s slate. At its March 23, 2020 meeting, the Board discussed the Bow Street Directors’ decision to be nominated on Bow Street’s slate and determined that, by agreeing to join Bow Street’s slate, they have chosen to align themselves with Bow Street and support its dissident agenda, which includes the removal of the Company’s CEO. Bow Street’s agenda runs counter to the Company’s strategy for maximizing stockholder value, as previously approved by the Board (with the support of the Bow Street Directors). The Board concluded that, in these circumstances, nominating the Bow Street Directors on the Company’s slate would assist Bow Street in its efforts to gain control of the Company and implement its dissident agenda, which the Board believes would be detrimental to all other Mack-Cali stockholders. All of the Bow Street Directors were present at the March 23, 2020 Board meeting and were aware of the Board’s determination.

Based on the foregoing, the Company believes that the Bow Street Directors were fully aware of the significance and implications of their decision to join Bow Street’s slate. Moreover, the Company believes that including the Bow Street Directors on both slates of nominees would put the Company in the untenable position of effectively advocating for the election of nominees holding two opposite views on a number of material issues raised by the Company and Bow Street in this proxy contest (including the issues described in more detail in the Company’s response to the Staff’s Comment 7), in violation of the Commission’s Rule 14a-9(a).

7.	Please disclose the basis for the assertions that the Bow Street Directors “endorsed” Bow Street’s agenda, which purportedly includes, among other things, “forcing” an “immediate” sale of the Company at “any price” or, alternatively, “a price acceptable to Bow Street, rather than on terms that maximize value for all stockholders.”

Response:	In response to the Staff’s comment, the Company respectfully advises the Staff that the Company believes that by agreeing to be nominated on Bow Street’s slate, the Bow Street Directors have become participants in Bow Street’s solicitation of proxies under applicable regulations of the Commission. As the Staff is aware, the names of the Bow Street Directors have been included in Bow Street’s preliminary proxy statement filed with the Commission on April 17, 2020, as well as in all other soliciting materials filed by Bow Street with the Commission to date in connection with its proxy contest.

As participants in Bow Street’s solicitation, the Bow Street Directors are responsible for the statements, proposals, views and ideas expressed in the soliciting materials used by Bow Street to generate stockholder support for its dissident agenda, including gaining control of the Board of Directors, removing the Company’s CEO and forcing an immediate sale of the Company at a price that may not reflect the true value of the Company or its assets. In the Company’s view, the Bow Street Directors’ decision to be nominated on Bow Street’s slate, become participants in its solicitation and give their names and reputations for use in Bow Street’s campaign indicates that the Bow Street Directors have endorsed Bow Street’s dissident agenda. In response to the Staff’s comment, the Company has revised the disclosure on page 14 of the updated Preliminary Proxy Statement to reflect the foregoing view.

Further, the Company believes that Bow Street’s agenda includes, among other things, forcing an immediate sale of the Company at a price acceptable to Bow Street, rather than on terms that would maximize value for all Mack-Cali stockholders. The Company’s view is based on numerous statements made by Bow Street over the past year and a half in its private communications with the Company as well as in the various press releases, open letters to Mack-Cali stockholders and other soliciting materials publicly filed by Bow Street in connection with its current proxy contest or the 2019 proxy contest, as detailed below.

In February 2019, Bow Street submitted to the Company an unsolicited proposal to acquire the Company’s suburban and waterfront office assets in a complex transaction, in which the Company’s office assets would be acquired by Bow Street and its partners for cash, at a significant discount to their fair market value, and the Company’s residential assets would be spun off to the Company’s stockholders as a newly formed, publicly traded micro-cap residential REIT with a highly leveraged balance sheet. After careful evaluation of Bow Street’s proposal, the Mack-Cali Board unanimously determined that it (1) substantially undervalued the Company’s core office portfolio and (2) was based on unrealistic assumptions regarding the potential trading multiples of the new residential REIT. As a result, the Board concluded that the proposal as a whole materially undervalued the Company and its assets. The Board also determined that Bow Street’s proposal was unworkable and, if consummated, would likely result in materially adverse tax consequences to the Company and its stockholders and would leave the Company and its stockholders without the wherewithal to capitalize on its residential assets and with shares of a small, undercapitalized company unlikely to achieve an attractive valuation in the public market. Accordingly, the Board determined that the proposal was inadequate and not in the best interests of the Company’s stockholders.1

After the Board rejected Bow Street’s proposal, Bow Street launched a proxy contest to elect four directors. In its definitive proxy statement and other soliciting materials filed by Bow Street with the Commission in connection with its 2019 proxy contest, Bow Street repeatedly stated that it believes that the value of Mack-Cali’s assets would never be fully realized in its current structure and that the only way to maximize stockholder value was to conduct a strategic process to sell the Company or its assets.2

[1]	See Company Definitive Proxy Statement, dated April 29, 2019, pages 7-8.

[2]	See, e.g., Bow Street Definitive Proxy Statement, dated April 16, 2019, pages 1, 3; Bow Street Press Release issued on April 16, 2019. It should be noted that although Bow Street claimed in its 2019 soliciting materials (and continues to do so in its current proxy contest) that its objective was to maximize value for all Mack-Cali stockholders, in March 2019, Bow Street proposed to end its proxy contest if the Company agreed to sell to Bow Street and its partners certain of the Company’s office properties at a “wholesale” price (i.e., below their fair market value). Bow Street’s proposal (which Bow Street never publicly disclosed) was rejected by the Company. See Company Definitive Proxy Statement, dated April 29, 2019, page 8.

Following the 2019 Annual Meeting, Bow Street continued its attempts to put pressure on the Mack-Cali Board to launch a sale process for the Company or its assets. As disclosed in the preliminary proxy statement, during the period from August 2019 to October 2019, Bow Street sent several emails and letters to the Board, in which it reiterated its continued interest in the sale of the Company or its assets and expressed frustration at the fact that the Company had not launched a sale process.3

Perhaps frustrated at its inability to compel a quick sale, on March 12, 2020, Bow Street nominated a majority slate of eight candidates, including the current Bow Street Directors and four new nominees, and launched a new proxy contest to obtain control of the Board. In its preliminary proxy statement filed with the Commission on April 17, 2020, as well as in its open letters to Mack-Cali stockholders, press releases and other soliciting materials publicly filed by Bow Street in connection with its current proxy contest, Bow Street has made it clear that it seeks to obtain control of the Board to ensure that the Company initiates a strategic process to sell itself or its assets.4

Moreover, as part of its efforts to put pressure on the Mack-Cali Board to launch a sale process, Bow Street has repeatedly made false and misleading claims regarding “multiple” acquisition proposals allegedly received and rejected by the Board.5 As disclosed in the Preliminary Proxy Statement, the Bow Street Directors have been involved in every decision made by the Board since their election at the 2019 Annual Meeting. In addition, two of the Bow Street Directors served on the Shareholder Value Committee, and one of them currently serves on the Special Committee. As such, the Bow Street Directors are fully aware of the fact that the Company has not received any credible offers since the 2019 Annual Meeting. The Company believes that Bow Street’s false and misleading statements are intended to put the Company “in play” in order to force an immediate sale of the Company or its assets.

[3]	See disclosure on pages 8 and 9 of the updated Preliminary Proxy Statement.

[4]	See, e.g., Bow Street Press Release issued on March 12, 2020; Bow Street Preliminary Proxy Statement, filed on April 17, 2020, page 6.

[5]	Bow Street Preliminary Proxy Statement, filed on April 17, 2020, page 2. See also Bow Street Press Release issued on March 12, 2020.

Bow Street has also falsely accused the Board of refusing to engage with Rizk Ventures LLC (“Rizk Ventures”) in connection with its indication of interest in a potential acquisition of the Company. On December 2, 2019, Bow Street sent a letter to the Board, in which it described Rizk Ventures as a “highly credible bidder” and urged the Company to engage in discussions with Rizk Ventures as soon as possible. Similarly, in its preliminary proxy statement, Bow Street again described Rizk Ventures’ proposal as a “credible, financed expression of interest for acquiring the Company.”6 However, as discussed in the Preliminary Proxy Statement, Rizk Ventures’ indication of interest was in fact not a credible offer, but rather a partially formed proposal from a party that failed to provide, despite the Company’s repeated requests, the key substantive terms of a potential transaction, such as transaction structure, equity and debt financing sources, as well as any evidence of its financial wherewithal to complete a transaction. The Special Committee and the full Board (including the Bow Street Directors) were kept informed of all interactions between Rizk Ventures and the Company and its financial advisors. In fact, when the Board determined that further discussions with Rizk Ventures would not be warranted because it was unable to provide basic information to confirm that its proposal was credible, the Bow Street Directors indicated that they supported that decision. Indeed, Nori Gerardo Lietz sent a written confirmation to the Company, stating that she fully agreed with the Board’s position as to “substance and tone” (as discussed in more detail below in the Company’s response to the Staff’s Comment 8).

Based on the foregoing, the Company believes that Bow Street seeks to gain control of the Board in order to force an immediate sale of the Company or its assets. Moreover, the Board has determined – based on the recommendations of the Shareholder Value Committee and with the support of the Bow Street Directors – that the successful completion of the Company’s strategic portfolio transformation, including the disposition of its suburban office portfolio, would best position the Company for a strategic transaction that would unlock the full value of the Company’s assets. The Company believes that Bow Street’s efforts to force the sale of the Company or its assets before Mack-Cali has had a chance to complete this process indicates that Bow Street is not looking for a transaction that would maximize stockholder value, but rather for one that would allow Bow Street to exit its investment in Mack-Cali at a price that would be acceptable to Bow Street, but could be detrimental to other Mack-Cali stockholders, as evidenced by the terms of Bow Street’s inadequate 2019 proposal. Furthermore, the Company believes that Bow Street’s continuing push for a transaction at this time of severe market disruptions and depressed valuations caused by the COVID-19 pandemic also refutes Bow Street’s public statements that it is looking to maximize value for Mack-Cali stockholders.

8.	Please provide the legal basis for the claim that the Bow Street Directors have not honored their fiduciary duties.

Response:	Under Section 2-405.1(c) of the Maryland General Corporation Law (the “MGCL”), directors have a fiduciary duty to act: (1) in good faith; (2) in the best interests of the corporation; and (3) with the care that an ordinary prudent person in a like position would use under similar circumstances. The Company believes that since their election to the Board of Directors at the 2019 Annual Meeting, the Bow Street Directors have breached their fiduciary duties by taking a number of actions that, in the Company’s view, demonstrate bad faith and/or were not in the best interests of the Company. These actions include the following:

[6]	Bow Street Preliminary Proxy Statement, filed on April 17, 2020, page 8.

•	The Company believes that if Bow Street is successful in its efforts to gain control of the Board, the implementation of Bow Street’s agenda would derail the Company’s strategic transformation and result in a significant loss of value for all other Mack-Cali stockholders. Since their election to the Board at the 2019 Annual Meeting, the Bow Street Directors voted in unanimity with the other Board members on almost every matter, expressed support for the Company’s strategy, as approved by the Board, and never raised any concerns about the Company’s CEO or any other members of the management team. However, without explanation and in an abrupt reversal, the Bow Street Directors chose to align themselves with Bow Street, join its proxy contest and support its activist agenda, which runs counter to the votes they casted over the last year and the perspectives they shared with their fellow directors during Board and committee deliberations. The Company believes that these actions of the Bow Street Directors demonstrate bad faith and are inconsistent with their fiduciary duty to act in the best interests of Mack-Cali stockholders. Moreover, under Section 2-405.1(a) of the MGCL, fiduciary duties may be breached not only by overt acts, but also by omissions or determinations not to act. The Company believes that if the Bow Street Directors disagreed with the Company’s strategy or believed that the removal of the CEO was necessary, their fiduciary duties of care and loyalty required them to raise these concerns in a timely manner, rather than wait for the next annual stockholders meeting.

•	On several occasions, the Bow Street Directors have engaged in direct communications with Bow Street that excluded all other Mack-Cali directors. When the Company advised Bow Street on August 16, 2019 that it was inappropriate for it to communicate directly with just the four Bow Street Directors, leaving out all other Board members, Alan Batkin expressly disagreed with the Company’s position and defended Bow Street’s ability to exclude other Mack-Cali directors from its communications with the Bow Street Directors. The Company believes that these actions of the Bow Street Directors are inconsistent with their fiduciary duties of loyalty and good faith as Mack-Cali directors.

•	As noted above, the Board sought to honor the outcome of the 2019 Annual Meeting and invited each of the Bow Street Directors to join the Company’s slate of nominees, and each of them accepted the invitation. However, at the same time, the Bow Street Directors secretly engaged in discussions with Bow Street and ultimately agreed to join Bow Street’s slate, all without giving the Board or the NCG Committee any indication of their intentions, even though they had been previously notified by the Company that it was inappropriate for them to engage in communications with Bow Street without involving the full Board. Even after making this critical choice, the Bow Street Directors deliberately chose not to inform the Board or the NCG Committee of their decision. As a result, it was not until weeks later, when Bow Street delivered its formal notice of director nominations, that the Board became aware of the Bow Street Directors’ decision to join Bow Street’s slate. The Company believes that these actions of the Bow Street Directors also indicate bad faith and raise serious questions regarding their integrity and candor in interacting with their fellow Board members.

•	While the Bow Street Directors were pursuing their secret discussions with Bow Street, and only the day before she signed her consent to be nominated on Bow Street’s slate, Ms. Lietz shared confidential Board communications with Bow Street and its counsel. In addition, Ms. Lietz has repeatedly engaged in unwarranted attacks on the Board’s processes and corporate governance practices, without any factual support and based largely on factually inaccurate statements. In particular, on March 2, 2020, she circulated a letter in which she accused the other Board members and the Company’s management of not keeping the Bow Street Directors informed of the Company’s communications with Rizk Ventures in connection with its indication of interest in potential acquisition of the Company. Ms. Lietz’ memo stated that she was not informed of Rizk Ventures’ offer or consulted on the views expressed in the Company’s February 5, 2020 letter to Rizk Ventures. These allegations were false and misleading in their entirety. On February 5, 2020, the Company circulated to all Board members (including the Bow Street Directors) a draft of the Company’s proposed letter to Rizk Ventures for their review and approval. On the same day, Ms. Leitz sent a reply email to the Company (with copies to all other Board members), in which she expressed support for the draft letter and stated that she “agree[d] with the substance and tone of the letter.” The Company believes that Ms. Lietz’ conduct raises serious concerns as to her true motives and calls into question her commitment to fulfill her fiduciary obligations of good faith and loyalty as a Mack-Cali director.

•	As disclosed in the Preliminary Proxy Statement, on several occasions, Mr. Batkin has engaged in negotiations on behalf of Bow Street with other members of the Board on matters involving Bow Street. In particular, Mr. Batkin engaged in discussions with the Company’s representatives regarding the Company’s offer to include three of the Bow Street Directors on the Company’s slate if Bow Street agreed to end its proxy contest. In doing so, Mr. Batkin effectively acted as Bow Street’s representative, rather than as an independent director representing all of Mack-Cali stockholders, which, in the Company’s view, was inconsistent with his fiduciary duty of loyalty.

Based on the foregoing, the Company believes that the Bow Street Directors have acted in a manner inconsistent with their fiduciary duties as Mack-Cali directors.

Submission of Stockholder Proposals, page 73

9.	In light of the disclosure in the second paragraph of this section, please clearly explain the basis for, and purpose of, the second sentence of the first paragraph of this section.

Response:	The first paragraph of this section solely addresses the deadline for submitting a stockholder proposal in accordance with Rule 14a-8 and the stockholder disclosures, including a supporting statement, that the Company would be required to include in its proxy statement in accordance with Rule 14a-8. The second paragraph solely addresses the advance notice provisions of the Company’s bylaws. To clarify this distinction, we have revised the second sentence of the first paragraph to refer to a stockholder proposal “submitted pursuant to Rule 14a-8 of Regulation 14A…” In addition, we have added a sentence at the end of this paragraph as follows:

“Stockholder proposals that are timely submitted and otherwise meet the requirements of Rule 14a-8 will be included in the Company’s proxy statement for the annual meeting of the Company’s stockholders to be held in 2021.”

Form of Proxy

10.	Please present the front of the proxy card first and the reverse side of the card subsequently.

Response:	The form of proxy card filed with our revised Preliminary Proxy Statement presents the front of the proxy card first and the reverse side subsequently.

11.	Please remove the “[t]o consider and vote” phrasing from Proposals 2 and 3, as such language may confuse shareholders.

Response:	The form of proxy card filed with our revised Preliminary Proxy Statement has deleted the reference the phrase “[t]o consider and vote” from Proposals 2 and 3.

On behalf of the Company, I hereby confirm that the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss this matter further, please do not hesitate to contact me at 212-218-3338.

Very truly yours,

/s/ Blake Hornick, Esq.
Blake Hornick, Esq.

Cc:	Gary T. Wagner

Dennis J. Block

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